C. Edward Chaplin

Chief Financial Officer

MBIA Inc.

113 King Street, Armonk, NY 10504

Tel. (914) 765-3925 Fax (914) 749-1652

Chuck.Chaplin@mbia.com

www.mbia.com

August 10, 2010

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	MBIA Inc.
Form 10-K for the Year Ended December 31, 2009
Form 10-Q for the Quarter Ended March 31, 2010
Schedule 14A Filed March 18, 2010
File No. 001-09583

Dear Mr. Rosenberg:

We have received your letter dated July 28, 2010 in which you provided comments on our filings referenced above. It is our intention to respond to your comments no later than Friday, August 27, 2010.

Please feel free to contact me at 914-765-3925.

Very truly yours,

/s/ C. Edward Chaplin
C. Edward Chaplin